Filed Pursuant To Rule 433

Registration No. 333-180974

April 18, 2013

Gold ends lower as dollar gains; copper drops 4%

Copper, silver sink to multi-month lows on hints of weak demand

Posted on MarketWatch.com April 17, 2013, 3:23 p.m. EDT

By Myra P. Saefong and Carla Mozee, MarketWatch

SAN FRANCISCO (MarketWatch) — Gold futures settled lower Wednesday, failing at their earlier attempt at gains, as investors looking for shelter from the steep declines in the U.S. stock market favored the dollar over the metal as a haven.

Copper and silver futures also declined, with copper sinking almost 4% and silver logging its lowest close in about 18 months as the slowdown in China’s growth continued to feed concerns over demand for the industrial metals.

Gold for June delivery (CNS:GCM3) shed $4.70, or 0.3%, to settle at $1,382.70 an ounce on the Comex division of the New York Mercantile Exchange. It touched a low of $1,365 as well as a high of $1,395.20.

On Tuesday, gold rose $26.30, or 1.9%, The advance followed two consecutive sessions of declines which stripped prices of more than $200 an ounce.

Gold’s fair value Is $800 an ounce

Gold prices declined as U.S. dollar rallied against most currency rivals. The dollar index (NYE:DXY) traded at 82.564, up from 81.781 late Tuesday.

Strength in the greenback tends to pressure prices for gold, as it makes the metal more expensive for foreign investors to buy. Wednesday, traders sought the safety of the greenback as stocks on Wall Street posted steep losses.

Gold and the dollar have historically had an inverse relationship, and the dollar will always be viewed as a haven during market turbulence, said Richard Gotterer, managing director and senior financial adviser at Wescott Financial Advisory Group.

“With margin levels at or close to all-time highs, investors are being forced to liquidate holdings to meet their margin calls,” he said. “Everything is on the table to sell.”

Gold prices were mauled Monday in their largest one-day loss since the 1980s, plunging $140.30, or 9.3%, to $1,361.10 an ounce.

Sentiment in gold has suffered after recent cuts to price forecasts for the metal, as well as outflows from gold exchange-traded products. Goldman Sachs and Morgan Stanley have each cut their price forecasts for gold for this year and next.

Goldman Sachs on Tuesday also cut its short gold recommendation to $1,400, saying exchange-traded-fund holdings show “acceleration in the liquidation of length, which points to a broad-based selloff extending beyond the futures markets, with potential more room to go.”

Signs of gold demand

But shares of the SPDR Gold Trust (NAR:GLD) found support Wednesday, bucking the overall trend of declining U.S. equities. Shares of the exchange-traded fund were up 0.2% Wednesday afternoon, though down over 7% for the week so far.

“Outflows from GLD and other gold ETFs have occurred as a result of increased selling of the products,” said Jason Toussaint, chief executive officer of World Gold Trust Services, the sponsor of SPDR Gold Trust.

He said the outflows were led by gold futures, but the price decline in gold was also evidenced by increased selling in gold ETFs. “We view this as a temporary market impact driven by recent price volatility and not a fundamental change in investors’ attitude towards gold and gold ETF investing,” he said.

Demand for physical gold, meanwhile, has been strong.

David Beahm, executive vice president at Blanchard & Co., said his precious-metals investment firm has seen “2008-like demand” for gold since Monday.

“Investors are treating this price fall as an opportunity to get into the gold market at a depressed price,” he said. “The fundamentals for gold have not changed at all, there was tremendous technical trading the pushed the price lower.”

Copper, silver take hits

Copper was the biggest percentage decliner among the Comex metals Wednesday.

May copper futures (CNS:HGK3) dropped 12 cents, or 3.6%, to close at $3.188 a pound. Prices saw their lowest close for a most-active contract since October 2011, FactSet data show.

May silver (CNS:SIK3) was also down 32 cents, or 1.4%, to close at $23.307 an ounce. Prices finished at their lowest since October 2010, based on most-active contracts.

“The halcyon days of the past decade now seem to be well and truly behind the copper industry and it is preparing to face a much more challenging and uncertain future,” strategists at Deutsche Bank wrote in a research note Wednesday, following an industry conference in Chile.

“The overall apparent deceleration in materials demand from China appears to have caught some pundits by surprise,” they said.

But analysts at Cowen Securities were upbeat on the outlook for the metal, noting that fundamentals for Chinese copper demand still appear firm.

“Chinese construction remains robust and we expect housing completions to continue to grow, which is particularly important since copper usage intensifies towards the end of a project as electrical systems etc. are installed,” they said.

Ted Arnold, an independent London-based consulting-minerals economist, said copper prices may not fall a lot from their current level but it all depends on the Chinese. “If they start to buy aggressively at these levels, then prices will probably stabilize.”

Rounding out action on Comex, July platinum futures (NMN:PLN3) declined $15.20, or 1.1%, to $1,435.40 an ounce. Palladium for June delivery (NMN:PAM3) fell $16.80, or 2.5%, to $661.40 an ounce.

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